Exhibit 99.1

Intelligent Living Application Group Inc. Announces the Launch of its Smart Lock

to Play a Role in $4.95 Billion Market

Hong Kong, March 6, 2025 - Intelligent Living Application Group Inc. (NASDAQ: ILAG) (“Intelligent Living” or the “Company”), a premium lockset manufacturer in Hong Kong, announces today the launch of its Competitive Smart Lock, setting a new phase of its mission to make life safer and smarter by designing and producing affordable, high-quality locksets and smart security systems. This launch underscores the Company’s commitment to innovation and security in the home automation sector. The first batch of new smart locks has been shipped to the United States and will be available in its online store at Amazon.com soon.

With a legacy of over 40 years in manufacturing high-quality mechanical locksets, Intelligent Living has expanded its product line to include innovative smart locks designed for modern homes and consumers. The Company’s dedication to quality is evident through its ISO9001 certification and adherence to American National Standards Institute (ANSI) standards.

Innovative Features and Benefits of the New Smart Lock:

●	Advanced Security: Encryption and multiple authentication methods ensure robust protection.
●	Convenience: Remote access and seamless integration with smartphones.
●	Aesthetic Appeal: Sleek design that complements various home décors.

The global smart lock market is experiencing significant growth, according to a report by Technavio (http://www.technavio.com), and it is projected to rise from $2.63 billion in 2023 to $4.95 billion by 2030, at a CAGR of 13.5%. This surge is driven by increasing consumer demand for enhanced security and the integration of smart technologies into daily life. Intelligent Living’s Competitive Smart Lock is well-positioned to capture the opportunity of this booming market.

“We are excited to bring our innovative Competitive Smart Lock to consumers directly through Amazon. This launch not only expands our market reach but also reinforces our dedication to delivering high-quality, secure, and convenient home automation solutions,” said Bong Lau, CEO of Intelligent Living Application Group Inc.

As the smart lock industry continues its upward trajectory, Intelligent Living remains committed to delivering exceptional products that combine security, convenience, and technological advancement at an affordable price.

About Intelligent Living Application Group Inc.

Intelligent Living Application Group Inc. is a premium lockset manufacturer and distributor headquartered in Hong Kong. Intelligent Living manufactures and sells high quality mechanical locksets to customers mainly in the United States and Canada and has continued to diversify and refine its product offerings in the past 40 years to meet its customers’ needs. Intelligent Living obtained the ISO9001 quality assurance certificate and various accredited quality and safety certificates including American National Standards Institute (ANSI) Grade 2 and Grade 3 standards that are developed by the Builders Hardware Manufacturing Association (BHMA) for ANSI. Intelligent Living keeps investing in self-designed automated product lines, new craftsmanship, and developing new products, including smart locks. For more information, visit the Company’s website at http://www.i-l-a-g.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Intelligent Living Application Group, Inc.

Phone: +852 2481 7938

Email info@i-l-a-g.com